Live Free Foods

Retail Ecommerce

Low FODMAP is the next Gluten Free

EATLIVEFREE.COM TAMPA FLORIDA


livefree
foods
The Future of
Gut Health
CAESAR
DRESSING
RANCH
DRESSING
ITALIAN
DRESSING

Our founder worked in pharmaceuticals for over 6 years. He trained gastroenterologists how treat people with Irritable Bowel Syndrome. But what he saw every day were people being marginalized by the healthcare system and their suffering from this disease was trivialized. He wanted to help people take their gut health into their own hands.

Scot Savarese Founder/CEO @ Live Free Foods

ABOUT UPDATES GRAPEVINE ASK A QUESTION

Why you may want to support us...

1. Customer Validation - Over 3,000 online customers, with 6,000+ bottles sold.
2. All Star Team - Led by pharmaceutical industry veteran and former Unilever Executive, former Brand Manager for Wish-Bone and Bertolli.
3. Huge Market Potential - Low FODMAP has the potential to exceed the Gluten Free Market by 7x. Irritable Bowel Syndrome affect 1 in 7 people.
4. Grocery Validation - Stocked in 100+ stores, receiving monthly reorders. Carried by KeHe distributors and in talks with UNFI.
5. Wholesale Demand - Major USA grocery chains are presently fast-tracking Low FODMAP products into their lineup and waiving slotting fees.
6. Early Mover Advantage - Only US Based brand focused on Low FODMAP currently on store shelves in the USA.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Scot Savarese
Founder/CEO
Marine Corps veteran with over 6 years experience in the pharmaceutical industry in Gastroenterology and Digestive Health. He saw that patients with Irritable Bowel were being marginalized by the medical community and created Live Free to help.

Walton Clark
COO
Walton is the former director of marketing at Unilever where he managed Wish-Bone, Ragu, and Bertolli. At Unilever he launched over $100 million in new products led the turnaround of several legacy brands, including Wish-Bone and Ragu.

In the news

January 15, 2020 @ fodmapfriendly.com

New Low FODMAP certified Ranch Dressing
What happens when a United States Marine Corps veteran wants to help people with IBS to live a better and happier life? A brand new Low FODMAP Certified Ranch Dressing is born. The story behind the new
January 15, 2020 @ thefodmaptalk.com

Former Unilever exec joins gut-health start-up
TAMPA, FLA. - Walton Clark is getting into the gut-health business. The former director of marketing at Unilever has been named chief operating officer and an equity partner at Live Free Foods, a new start-
September 11, 2019 @ foodbusinessnews.net

Low FODMAP Ranch Dressing
Ranch dressing and I have a long and storied history. In my pre-low FODMAP days, I would put ranch on anything from salads to pizza.. Post low FODMAP, that habit has all but disappeared due to the lack of
May 25, 2018 @ thegutprogram.com

Downloads

LiveFree Sell Sheet.pdf
Live Free Foods Seed Round Intro Oct 2019.pdf

We are the future of Gut Health.

Live Free Foods is passionate about giving people the tools to manage their Irritable Bowel Syndrome through delicious Low FODMAP food products and immediately actionable education.

What the heck is a FODMAP?

Technically speaking, FODMAP stands for "Fermentable Oligo-, Di-, Mono-Saccharides And Polyols". More simply, a FODMAP is a group of short chain carbohydrates that are poorly absorbed by the body.

For most people, these short chain carbs go entirely unnoticed and pose zero health concerns. For sufferers of Irritable Bowel Syndrome (IBS), however, they wreak havoc throughout their intestinal journey. This often means frequent, urgent and painful trips to the bathroom throughout the day as well as feeling bloated and gassy. Sufferers are often afraid of leaving the house and are forced to plan their days around access to immediate bathroom facilities (or else risk embarrassing consequences.)

This is the everyday reality for the roughly 1 in 7 people that suffer from IBS. That's 46 Million people in the USA alone! Doctors prescribe a myriad of pharmaceutical options to these people but many of them are imperfect solutions and frequently introduce new problems or frustrations caused by the medication.

A diet low in FODMAPs has been clinically proven to manage the symptoms of IBS, and is more effective (and safer) than the leading drugs on the market. Unfortunately, FODMAPs are in most store-bought products and very few options presently exist that cater to a Low-FODMAP diet. Similarly, educational resources have been scarce to help build awareness and help people thrive with this new way of eating.

That's where Live Free Foods comes in. Our founder has worked in the pharmaceutical industry for over 6 years and saw first-hand how people were being set up for failure to manage their symptoms. That's why he founded Live Free Foods - to help people effectively treat their debilitating IBS symptoms with good food and education, rather than medication, so they can live healthy and normal lives again.


Who is Live Free Foods?
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IRRITABLE BOWEL
SYNDROME

The R&D

When deciding which foods to introduce first to the market, we collaborated with a very close-knit, science-focused support group on Facebook for sufferers of IBS. We looked at the foods people missed most and conducted formal and informal surveys to see where the most urgent demand was. With that, we learned that condiments and sauces were urgently needed and desired. One user went so far as to echo the sentiment of the entire group and proclaim, "make anything and we'll buy it now!" (that's a real quote, and a common sentiment among the survey responses)

We then teamed up with a food scientist, dietitians, bloggers, and most importantly, an independent laboratory in Australia (the birthplace of Low FODMAP) to create our first products. We went the extra mile to officially certify all of our products as Low FODMAP so that our customers would immediately know that our products are guaranteed safe and that our brand puts their gut health first.



Outstanding Initial Market Response

In February of 2018, we launched our first product, Ranch dressing. To our dismay, we discovered we weren't the first Low FODMAP Ranch on the market. But the rave reviews started rolling in for our Ranch's taste and quality and our competitors pulled their entire line of salad dressings, and never re-released a Ranch dressing.

As we picked up steam we launched two more salad dressings and sold out several times on Amazon and our website as we struggled to meet the demand that was growing in the market for our products. We've also expanded our distribution into over 100 physical grocery stores such as Hy-Vee, HEB, and Kroger.


livefree
RANCH
DRESSING

One amazing fact we discovered was that grocery stores were ALREADY eyeing Low FODMAP products before we came along. Nearly every store we talked with said some variation of "Don't worry about slotting fees and onboarding, if its Low FODMAP we're fast tracking it". This has helped us get into KeHe Distributors and we're currently in talks with UNFI. With these partnerships Live Free Foods will have full coverage of grocery stores within the USA.

To date, we've also sold over 6,000 bottles of salad dressing online to over 3,000 customers. Some of which have ordered over 10 times and counting. We constantly receive messages from customers saying how our Ranch dressing alone has changed their lives (yes, really!).

> ★★★★★ **Better than Hidden Valley- Super Yummy**
> By MagicMom on February 18, 2018
> Verified Purchase
> Flavor: Ranch
> Wow- This lactose free, fodmap friendly dressing actually tastes better than the original. The taste is both creamier and cleaner a flavor than Hidden Valley. Usually with fodmap friendly products, we have to settle with "this tastes close enough to the original". Happy to report that this tastes BETTER than the original. YUM

Trusted Partners

It's one thing to just make great food and sell it to people, but that's not our whole mission. We started Live Free Foods to help people suffering from IBS to Live Symptom Free. Foods are only half of the equation. And exclusion diets only work if you are equipped with the right knowledge.

Part of our expansion plan is to be THE trusted source for all information and guidance Low FODMAP and Gut Health related. We are building a website library stocked with great recipes, meal plans, diet guides, and helpful articles about all aspects of the diet journey. Additionally, we're building our community bigger every day. We're all in this together and being able to talk in real time helps people make better decisions about their health and brings new ideas to both sides of the equation.

We're also partnering with top food bloggers, dietitians and doctors to ensure that every piece of content is informative, up to date and most importantly - scientifically accurate.


What is IBS?

Our Team

Scot Savarese, the founder of Live Free Foods, spent over 6 years in the pharmaceutical industry as a gastroenterology representative and regional trainer. Everyday, he educated physicians on how to diagnose and treat patients with Irritable Bowel Syndrome. Experiencing first hand how the industry was letting people down everyday, and having seen how the new Low FODMAP diet was helping real people, he made the decision to start

Live Free Foods as an effective non-pharmaceutical option for IBS sufferers.

In 2019, Walton Clark joined our team as our COO, bringing over 20 years of experience in the CPG industry to our team. Walton is the former director of marketing at Unilever where he managed brands such as Wish-Bone, Ragu, Bertolli, and Lipton. At Unilever he launched over $100 million in new products led the turnaround of several legacy brands, including Wish-Bone and Ragu.

The Future is FODMAP

We're not just building a brand, we're building a market. Low FODMAP has the potential to be 7x larger than Gluten Free. Did you know Celiac Disease, the primary reason to eat gluten free only affect an estimated 1.9% of the population?

Irritable Bowel Affects 14%. Additionally, new evidence suggests that a large portion of people following a Gluten Free diet, those with Non-Celiac Gluten Intolerance would be better served by a Low FODMAP diet.

Why We Need Your Help

Given the incredible Low FODMAP market potential, we're currently researching new products to launch not only in the sauce and condiment space, but also in a wide array of other grocery products where a quality Low FODMAP equivalent doesn't presently exist.

The proceeds of this investment round specifically will be focused on the launch of new products and building out a strong ecommerce sales channel. Within 6 months, with targeted marketing and optimization, we are projected to hit $40,000/mo in online sales alone. This will result in a far stronger cash flow situation and far greater brand awareness. This will allow us to further expand our grocery footprint.

Up until now, we've struggled to keep products in stock due to market demand, financial restrictions, and supplier lead times. This has led to spotty availability online and delays in supplying reorders for our wholesale clients. We've since found a new manufacturer that can keep up with our demand, produce better quality, and have increased our margins by 6x! Having a reliable supply chain plus the confidence in our cashflow will allow us to pursue the 2,500+ stores currently stocking Low FODMAP products.


Create New Products
Larger product line to create "one stop shop" mentality. Launch 7 new products in 2020.
livefree foods
Grow Customer Value
Offer new options like single use dressing packets and sample packs to increase average customer orders.
Increase Ecommerce Sales
Grow web sales to $40,000/mo by month 6.

We're also pursuing a partnership with the NIH. Not only will this allow us to conduct our own research to further cement our commitment to being an education partner, it will also provide grant funding to further fund our growth.

There are still millions of people who haven't heard about how a Low FODMAP Diet can manage their digestive disorder. We're on a mission. To provide people with the food and resources to take their Gut Health into their own hands. Not only will this become the next global market trend in the Natural Food space, but Live Free Foods will be one of the first brands to help people Live Symptom Free.

Do you want to be part of the Future of Gut Health?

Investor Q&A

– COLLAPSE ALL

What does your company do?

We create food products for people following a Low FODMAP diet, so that they can eat with confidence and manage their symptoms. Our products are sold direct to consumers and through traditional grocery stores. Low FODMAP is a clinically studied diet, proven to be more effective at managing the symptoms of Irritable Bowel Syndrome than the leading drugs on the market. Irritable Bowel Syndrome effects 1 in 7 people in the world.

Where will your company be in 5 years?

In 5 years, we will have helped Low FODMAP become synonymous with Gut Health. Most grocery stores will have a Low FODMAP section and Live Free will be a prominent feature. Around this time, larger brands will start turning more attention towards Low FODMAP certifications for their products and introducing their own line of Low FODMAP products. Live Free Foods will likely partner with one of these brands through acquisition.

Why did you choose this idea?

Our founder worked in pharmaceuticals for over 6 years. He trained gastroenterologists how treat people with Irritable Bowel Syndrome. But what he saw every day were people being marginalized by the healthcare system and their suffering from this disease was trivialized. He wanted to help people take their gut health into their own hands.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Low FODMAP is still a relatively new diet in the medical community. Its only been utilized in the US for less than 5 years. Most doctors discredit its usefulness because of its difficulty to follow. Which is where we come in.. Low FODMAP is a difficult diet to follow because of the lack of certified, safe products. Just before we started, a veteran of the "Free From" food sectors started a competing brand to ours. Their success has opened up over 2,500 stores to the idea of carrying Low FODMAP products and helped create the market for customers. We know we can do just as well, or better than them by focusing on the health and education of our customers, as well as filling their bellies.

How far along are you? What's your biggest obstacle?

We have products performing in market, with several more researched and waiting on funding. Our biggest obstacle is capital. As with any physical product, you need funding to do production runs. Our products require minimum run sizes which quickly evaporated our cash reserves. On top of that, cashflow is a constant struggle. While our ecommerce customers pay us at the time of purchase, our wholesale customers pay us on net terms which can sometimes stretch months.

Our secondary obstacle is getting the word out. On Amazon we always held first position on searches, but we don't have the marketing and marketing budget in place to grow paid traffic to our products and site.

Who competes with you? What do you understand that they don't?

Our largest competitor is Fody Food Co. And we're thankful for them. Fody's founder is the former founder of Glutino, which pioneered the Gluten Free market. In the past 2 years they went from 100 stores to 2,500 stores, growing awareness and demand for products on shelves.

But this is great for us. Because stores recognize the need for diversity of products. Every store shelf we have has been due to Fody's success. We've shortcut the typical grocery grind and we've paid no slotting fees to date.

What we know we can do better is twofold: taste and education. We don't allow our foods to taste like "health food". Additionally, we are talking with the NIH to conduct research and improve education for people with digestive disorders.

How will you make money?

We sell direct to consumer on our website, Amazon, through affiliates, and wholesale to traditional grocery stores.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Cashflow is king in every business, but is particularly important for food products. All the sales in the world won't help if we die waiting for receivables to mature. In the short term we've mitigated this by working with factors to help mature receivables instantly. Long term, we will need to have a strong CFO to keep our cashflow stable.

We believe with every fiber that Low FODMAP will be the next Gluten Free market. But, there are no big research studies by Nielsen or other market research firms to track the growth an adoption of this market. We've seen the rise in influencers, bloggers, and brands. And its on our shoulders to help grow this market.

What is Irritable Bowel Syndrome and how prevalent is it?

Irritable Bowel Syndrome is a Functional GI disorder that is a group of symptoms involving abdominal pain and changes to your bowel habits.

Typical symptoms involve abdominal pain or cramping, associated with either constipation or diarrhea, and can often be accompanied by bloating.

IBS is difficult to diagnose, as there are no visible signs of damage or disease in your digestive tract. It is estimated to affect 1 in 7 people and is one of the most common reasons for doctors visits.

What is Low FODMAP?

The Low FODMAP Diet is a diet developed intended to be followed by those with IBS. It was created by Monash University in Australia and has been clinically studied by independent researchers and universities.

Evidence shows that 50-75% of people who follow the Low FODMAP diet experienced improvement in their IBS symptoms.

Low FODMAP is a very strict exclusion diet that excludes short-chain carbohydrates, called FODMAPs. These short-chain carbs are not completely digested or absorbed in our intestines. Then are then fermented by gut bacteria, producing gas as a result, which can cause changes in your intestinal function.

Common FODMAPs include but are not limited to: Garlic, Onion, High Fructose Corn Syrup, Wheat, Lactose, Honey, and Artificial Sweeteners.